SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm’s 2011 Magic Quadrant for Contact Center Workforce Optimization, Dated November 7, 2011

99.2	Press Release: NICE Selected by US Outsourcer C3 for Improving Interaction Management and Enabling Real-time Payment Card Industry, PCI Compliance, Dated November 14, 2011

99.3	Press Release: NICE Leads Best Practices Development for Situation Management and Video Surveillance in Strategic European Security Consortium SECUR-ED, Dated November 23, 2011

99.4	Press Release: DAB Bank AG Upgrades NICE Environment with NICE Interaction Management to Enhance Compliance Capabilities, Dated November 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: December 12, 2011

EXHIBIT INDEX

99.1	Press Release: NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm’s 2011 Magic Quadrant for Contact Center Workforce Optimization, Dated November 7, 2011

99.2	Press Release: NICE Selected by US Outsourcer C3 for Improving Interaction Management and Enabling Real-time Payment Card Industry, PCI Compliance, Dated November 14, 2011

99.3	Press Release: NICE Leads Best Practices Development for Situation Management and Video Surveillance in Strategic European Security Consortium SECUR-ED, Dated November 23, 2011

99.4	Press Release: DAB Bank AG Upgrades NICE Environment with NICE Interaction Management to Enhance Compliance Capabilities, Dated November 28, 2011